Exhibit 99.4

Cable and Wireless plc (“the Company”) was informed on 22 July 2003 that the following share options granted under the Cable & Wireless Senior Employees Share Option Scheme lapsed for Adrian Chamberlain on 2 July 2003:

Director	Number of options	Exercise Price Per Share	Exercisable Period
Adrian Chamberlain	25,000	420.5p	3 July 1999 to 2 July 2003